UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 Commission File Number: 000-49626
CUSIP No.: 22051P106

(Check One):

 ☒Form 10-KSB

   ☐ Form 20-F

   ☐ Form 11-K

 ☐ Form 10-Q

☐ Form 10-D

☐ Form N-SAR

 ☐ Form N-CSR

For Period Ended:  July 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________________________.

PART I
REGISTRANT INFORMATION

Full Name of registrant:

CORTELCO SYTEMS PUERTO RICO, INC.

Former Name if applicable:

NOT APPLICABLE

Address of principal executive office:

PARQUE INDUSTRIAL CAGUAS OESTE, ROAD

            156 KM 58.2

City, state and zip code:

VALLE TOLIMA, CAGUAS PR 00727-0137

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ ☒ ☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable without reasonable effort and expense to file its Annual Report on Form 10-KSB for the period ended July 31, 2008 on a timely basis, due to unexpected delays in obtaining necessary information to complete the disclosures set forth in the Form 10-KSB by the filing deadline.  The registrant is working to file its Annual Report as soon as practicable.  The registrant undertakes the responsibility to file its Annual Report no later than fifteen calendar days following the filing deadline.

PART IV
OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Jackie Prester

(901) 577-8114

Have all other periodic reports required under Section 13 or 15( d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒Yes  ☐ No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐ Yes  ☒No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

Cortelco Sytems Puerto Rico, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2008

By:  /S/ JUAN C. RAMOS

Name: JUAN C. RAMOS

Title: CHIEF EXECUTIVE OFFICER